
WHAT IS MAINVEST?

Rather than paying interest to Wall Street, businesses use Mainvest to raise capital from local investors so they can provide their community with returns instead. Invest in Main Street with as little as $100.

View Investment Opportunities
Edit Profile Watch this investment opportunity Share

Map data ©2021
Family-friendlyVegan OptionsTakeoutWheelchair Accessible
TACO PORT

Tex-Mex Restaurant

1901 Spring Garden Street
Greensboro, NC 27403
Get directions
Open until 10:00 PM
View all opening hours
View Website
Connect with us
Investment Opportunity
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.6× for the next $25,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
TACO PORT is seeking investment to renovate both the indoor and outdoor dining areas.
Renovating Location
This is a preview. It will become public when you start accepting investment.
INTENDED USE OF FUNDS

We are primarily in need of additional capital for minor renovations to our interior dining room, outdoor dining area, check in desk, signs for curbside pickup, and marquee sign.

We can double our capacity by providing outside seating.
At a minimum we expect to increase our revenue by 15% with curbside pickup/take out and exterior signage.
We will be able to market to the college students at the two universities that are by our restaurant.
This is a preview. It will become public when you start accepting investment.
Previous
Next
This is a preview. It will become public when you start accepting investment.
LOCATION

TACO PORT has found an ideal restaurant lease space (2,200 square feet) near Greensboro College, the University of North Carolina Greensboro, and the Greensboro Coliseum.

We are located less than a mile from two universities and in a town that has a total of five universities.
We are located near several popular historical residential areas and near downtown Greensboro, North Carolina.
We will provide affordable and delicious tex-mex cuisine to local college students and community.
We have researched the market and our cuisine is perfect for the location as outlined in our business plan.
Spring Garden Street sees daily traffic counts of roughly 16,500 vehicles
We are a registered employer with NCWorks.
We are the only Mexican restaurant specializing in authentic breakfast tacos in our area.
PRESS
New minority owned restaurant in Greensboro faces worker shortage

Hiring Event Exposure

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
THE TEAM
Alfredo and Kim Fernandez
Owners

Taco Port was founded by husband-and-wife team Alfredo and Kimberly Fernandez. Mr. Fernandez is a seasoned A&P Mechanic with 25+ years of experience who currently works as a Flight Mechanic for Omni Air International. He grew up in San Antonio and would watch his mother pour her heart into cooking for the family. Her recipes for authentic Tex-Mex and her passion for serving great food are what Taco Port is all about. By the age of 16, Mr. Fernandez was grilling fajitas and learning the art of Tex-Mex cooking. Kim Fernandez brings more than 15 years of experience in administrative support, customer service, data entry, and management. She is detail-oriented and resourceful, and always ensures that tasks are completed with accuracy and efficiency. She is currently an Executive Assistant for the City of Greensboro.

Brad Semon
Restaurant Manager/Mentor

Brad Semon is Manager of the Painted Plate, one of Greensboro's premier caterers. He has been in the restaurant industry for over 40 years. He is a mentor to the owners of Taco Port.

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment $10,000
Logo and Marquee Signs $10,000
Marketing $2,000
Curbside Signage and Markings $1,500
Mainvest Compensation $1,500
Total $25,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $575,000 $764,750 $910,053 $1,019,259 $1,121,185
Cost of Goods Sold $163,875 $118,800 $127,116 $133,471 $137,475
Gross Profit $411,125 $645,950 $782,937 $885,788 $983,710

EXPENSES

Rent $45,600 $46,740 $47,908 $49,105 $50,332
Utilities $4,200 $4,305 $4,412 $4,522 $4,635
Salaries $222,000 $227,550 $233,238 $239,068 $245,044
Insurance $2,000 $2,660 $3,165 $3,544 $3,898
Equipment Lease $12,000 $12,300 $12,607 $12,922 $13,245
Repairs & Maintenance $2,000 $2,050 $2,101 $2,153 $2,206
Legal & Professional Fees $3,000 $3,075 $3,151 $3,229 $3,309
Marketing $40,250 $53,532 $63,703 $71,347 $78,481
Merchant Fees $14,375 $19,118 $22,750 $25,479 $28,026
Supplies $23,500 $31,255 $37,193 $41,656 $45,821
Operating Profit $42,200 $243,365 $352,709 $432,763 $508,713
This information is provided by TACO PORT. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
2020 Income Statement
Tacoport_balancesheet.pdf
TacoPort_bizplan.pdf
Investment Round Status

$25,000

TARGET

$100,000

MAXIMUM

This investment round closes on August 11, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name TACO PORT
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $25,000 invested
1.6×
Investment Multiple 1.5×
Business's Revenue Share 1%-4%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date April 1, 2026
Financial Condition

We are a startup restaurant.

No operating history

TACO PORT was established in October 26,2020 and plans to open in January 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Subsequent events to historical financials

Since the latest available financial statements of TACO PORT, we have had the following material changes and trends:

Purchased equipment for $15,000.

Financial liquidity

TACO PORT has a moderate liquidity position due to its low cash reserves as compared to debt and other liabilities. TACO PORT expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Forecasted milestones

TACO PORT forecasts the following milestones:

Secure lease in Greensboro, NC by November, 2020.

Hire for the following positions by January, 2021: Sr Cook, Prep Cook, Server, PT HR Rep.

Achieve $1,000,000 revenue per year by 2023.

Achieve $200,000 profit per year by 2023.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the TACO PORT's fundraising. However, TACO PORT may require additional funds from alternate sources at a later date.

Risk Factors
Limited Operating History

TACO PORT is a newly established entity and has no history for prospective investors to consider.

Changes in Economic Conditions Could Hurt TACO PORT

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect TACO PORT's financial performance or ability to continue to operate. In the event TACO PORT ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

Limited Services

TACO PORT operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which TACO PORT and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, TACO PORT is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

TACO PORT might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If TACO PORT is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither TACO PORT nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

TACO PORT will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and TACO PORT is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although TACO PORT will carry some insurance, TACO PORT may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, TACO PORT could incur an uninsured loss that could damage its business.

Future Investors Might Have Superior Rights

If TACO PORT needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with TACO PORT or management), which is responsible for monitoring TACO PORT's compliance with the law. TACO PORT will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if TACO PORT is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if TACO PORT fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of TACO PORT, and the revenue of TACO PORT can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of TACO PORT to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by TACO PORT. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Blog
Press

Petitions
FAQ
Referral Program
Business Resource Center
Support Center
Educational Materials
About Us
Contact Us
Terms of Service
Privacy Policy